

17016632

amendment

RECEIVED 2017 MAR 13 PM 2:34 SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-41640

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Student Options LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN DURDEN (925) 447-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, CPA
(Name – if individual, state last, first, middle name)

15565 Northland Dr. Ste 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 MAR 13 PM 2:34 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Student, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Student Options LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Managing Member

Title

-see Attachment

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California All-Purpose Jurat

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to or affirmed before me on the 28th day of February, 2017

Steven David Student,

Proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.


ROBERT ISLAS
COMM. #2129064
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Commission Expires OCT 4, 2019

______, Notary Public

(Seal)

Additional Optional Information

Although law does not require the information in this section, it could prevent fraudulent removal and reattachment of this acknowledgement to an unauthorized document and may prove useful to person(s) relying on the attached document.

DESCRIPTION OF THE ATTACHED DOCUMENTS

Oath or Affirmation

(Title or description of attached document)

Number of pages 2 Document date 2/28/17

CAPACITY CLAIMED BY SIGNER

X Individual(s)

O Corporate Officer

O Partner(s)

O Attorney-In-Fact

O Trustee(s)

O Other______

STUDENT OPTIONS LLC

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2016

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1 - 2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 8
Supplementary Information	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2016	9
Reconciliation of Computation of Reserve Requirements	10
Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	11 – 13
SIPC General Assessment Reconciliation (SIPC – 7)	14 – 15

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Student Options, LLC
220 Montgomery Street
San Francisco, CA 94104

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Student Options, LLC as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Student Options, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Student Options, LLC as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Student Options, LLC financial statements. Supplemental Information is the responsibility of Student Options, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

STUDENT OPTIONS LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash in bank	$ 5,180,329
Total cash	5,180,329
Deposits with clearing broker	395,171
Receivables	598,426
Fixed assets net of depreciation	124,915
Total assets	$ 6,298,841

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 63,187
Total liabilities	63,187

MEMBERS' EQUITY

Members' equity:	
Members' Equity	6,235,654
Total members' equity	6,235,654
Total liabilities and members' equity	$ 6,298,841

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIOPNS LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenue	
Fees and commissions earned	$ 3,759,765
Other income	1,034
Total revenues	3,760,799
Expenses	
Clearing charges	151,024
Payroll and employee benefits	1,249,713
Depreciation	17,739
Telephone and communication	93,081
Regulatory fees	90,189
Professional fees	24,182
Office expense	9,734
Travel and entertainment	46,482
Outside services	
Printing and delivery	-
Taxes and licenses	69,695
Meals and entertainment	83,988
Other	32,159
Total expenses	1,867,986
Net income	$ 1,892,813

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIONS LLC
Statement of Changes in Members Capital
For the Year Ended December 31, 2016

Members' Capital		
Beginning of the year	$	6,802,841
Capital contribution		0
Distributions		(2,460,000)
Net income		1,892,813
Balance - December 31, 2016	$	6,235,654

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIONS LLC
Statement of Cash Flows
For the Year Ended
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	1,892,813
Changes in operating assets and liabilities:	
Increase in commissions receivable	60,414
Decrease in clearing brokerage accounts	(100,299)
Increase in fixed assets	17,739
Increase in commissions and accounts payable	25,910
Net cash provided by operating activities	1,896,577
Financing Activities	
Owners Draw - Capital Distributions	(2,460,000)
Net cash used in financing activities	(2,460,000)
Net increase in cash	(563,423)
Cash at beginning of year	5,743,752
Cash at end of year	$ 5,180,329

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Student Options LLC (the "Company"), is a California limited liability company formed on September 24, 1998. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of NYSE Arca and the Securities Investor Protection Corporation ("SIPC"). The Financial Industry Regulatory Authority ("FINRA") is its examining agency.

As a registered Floor Broker, the Company acts in an agency only capacity conducting a commission business in Equity Derivatives execution. The Company does not commit capital or otherwise engage in proprietary trading activities. During the normal conduct of business the Company may engage in the following activities: order execution and reporting, representation of non-marketable limit orders, liquidity seeking function, supplying factual market information, match buy/sell orders, and maintain compliance with all applicable laws and regulations.

Vision Financial Markets LLC (the "Clearing Broker") provides clearing services to the Company.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts, which, at all times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income taxes

No provision for federal or state income taxes has been made since the Company is treated as a pass through entity for income tax purposes and its income is allocated to the members for inclusion in the members' income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2012.

1. General Information and Summary of Significant Accounting Policies (Continued)

Depreciation of fixed assets

Vehicle costing $155,220 is depreciated on a straight-line basis over five years.
Depreciation recorded for the year is $17,739.

Management has evaluated subsequent events through February 10, 2017, the date on which the financial statements were available to be issued.

2. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately .01 to 1 at December 31, 2016. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2016, the Company had net capital as defined of $5,794,450, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities.

4. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Vision Financial Markets LLC, is holding $295,171 as a deposit for errors.

Also consistent with industry standards, the Company has secured an additional clearing agreement with Wedbush Securities Inc. Wedbush Securities Inc is holding $100,000 as a deposit.

SUPPLEMENTARY INFORMATION

STUDENT OPTIONS LLC
Notes to Financial Statements
December 31, 2016

Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2016

SCHEDULE I

Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2016

Computation of Net Capital			
Stockholder's Equity			$ 6,235,654
Non-Allowable Assets			
Receivables over 30 days	$ 316,290		
Fixed assets	124,915		
Total Non-Allowable Assets		$ 441,205	
Net Allowable Capital			$ 5,794,449
Computation of Net Capital Requirement			
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness			$ 4,208
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer			5,000
Net Capital Requirement		$ 5,000	
Excess Net Capital			$ 5,789,449
Computation of Aggregate Indebtedness			
Total Aggregate Indebtedness			$ 63,187
Percentage of Aggregate Indebtedness to Net Capital			.01 %
Computation of Reconciliation of Net Capital			
Net Capital Computed on FOCUS IIA as of [Year-End Date]			$ 5,794,449
Net Capital per Audit			$ 5,794,449
Reconciled Difference			

Reconciliation of Computation of Reserve Requirements Pursuant to Rule 15c3-3

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Student Options, LLC
3138 Via Larga
Alamo, CA 94507

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by Student Options, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Student Options, LLC, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Student Options, LLC.'s management is responsible for Student Options, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries; the amount paid is $4,342.18.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Student Options, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 10, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*23*****3180******************MIXED AADC 220
41640 ARCA DEC
STUDENT OPTIONS LLC
3136 VIA LARGA
ALAMO CA 94507-1624

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Dryden 9254477660

2. A. General Assessment (item 2e from page 2) $ 9019.50

B. Less payment made with SIPC-6 filed (exclude interest) (4677.40)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4342.18

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4342.18

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Student Options LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO / Vice Pres.
(Title)

Dated the 26 day of Jan, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,760,798
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3,760,798
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	151,934
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank Interest (Deductions in excess of $100,000 require documentation)	1034
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	152,968
2d. SIPC Net Operating Revenues	$ 3,607,830
2e. General Assessment @ .0025	$ 9019.58

(to page 1, line 2.A.)

Student Options LLC.
Member NYSE Arca
3138 Via Larga
Alamo, CA 94507
SF Office (415) 954-1680
Alamo Office (925) 570-3110

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Student Options, LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. Student Options, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Student Options, LLC's past business has been of similar nature and has complied to this exemption since its inception, September 24, 2008.

Steven D. Student, the president of Student Options, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Jill S. Student has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Student Options, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (925) 570-3110.

Very truly yours,

Student Options, LLC



Steven D. Student
President

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Student Options, LLC
3138 Via Larga
Alamo, CA 94507

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Student Options, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Student Options, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Student Options, LLC stated that Student Options, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Student Options, LLC .'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Student Options, LLC compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA